EXHIBIT 99

February __, 2021

**Tropical Racing, Inc.**



**Up to $1,070,000 of Class A common stock**

Tropical Racing, Inc. ("**Tropical Racing, Inc.**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $100,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of shares of Class A common stock, par value $.0001 per share, of the Company (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by March 30, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

| | Price to Investors | | Service Fees and Commissions (1) (2) | | Net Proceeds |
|---|---|---|---|---|---|
| Minimum Individual Purchase Amount (3) | $ | 450 | $ | 27.00 | $ | 423.00 |
| Target Offering Amount | $ | 100,000 | $ | 6,000 | $ | 94,000 |
| Maximum Offering Amount | $ | 1,070,000 | $ | 64,200 | $ | 1,005,800 |

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

(2) In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3) The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.**

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 3.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

### SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

### NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1)     Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2)     Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Bad Actor Disclosure**

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

**Ongoing Reporting**

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.tropicalracing.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

**Updates**

Updates on the status of this Offering may be found at: https://www.republic.co/tropical-racing

The date of this Form C is February __, 2021.

TABLE OF CONTENTS

**ABOUT THIS FORM C**

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

**CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS**

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

**SUMMARY**

*The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."*

**The Company**

The Company is a thoroughbred horse racing company that cultivates and promotes growth of its assets in every facet of the thoroughbred racing industry.

The Company was incorporated on March 31, 2017 in the State of Florida and was authorized to do business in the State of Kentucky on February 19, 2019.

The Company is located at 1740 Grassy Springs Road, Versailles, Kentucky 40383.

The Company's website is www.tropicalracing.com.

The Company operates its business primarily through three functions: (i) horse ownership syndication; (ii) horse training, breeding and horse racing; and (iii) pinhooking.

The Company has one wholly-owned subsidiary, Circle 8 Ranch Corp. ("Circle 8 Ranch"), a corporation organized under the State of Florida on or about March 9, 2019. Certain subsidiaries of the Company are inactive and have been or will be dissolved. An investment in the Company is not a direct investment in Circle 8 Ranch.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/tropical-racing and is attached as Exhibit B to this Form C.

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1

**The Offering**

| | |
|---|---|
| **Minimum Amount of the Securities Offered** | 44,444.44 |
| **Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)** | 48,229,387.40* |
| **Maximum Amount of the Securities Offered** | 475,555.556 |
| **Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)** | 48,660,498.60* |
| **Price Per Security** | $ 2.25 |
| **Minimum Individual Purchase Amount** | $ 450 |
| **Offering Deadline** | March 30, 2021 |
| **Use of Proceeds** | See the description of the use of proceeds on page __ hereof. |
| **Voting Rights** | See the description of the voting rights on page __. |

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

**RISK FACTORS**

*Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.*

**Risks Related to the Company's Business and Industry**

***We are an early-stage company with limited operating history and may never become profitable.***

The Company has incurred net losses from the inception of its business until the date of this Form C. The Company's net loss was $(1,635,867) for the year ended December 31, 2019, as compared to $(1,125,024) for the year ended December 31, 2018. The Company cannot assure that it can become profitable or avoid net losses in the future or that there will not be any earnings or revenue declines for any future quarterly or other periods. The Company expects that its operating expenses will increase as it grows its business, including expending substantial resources for research and development and marketing. As a result, any decrease or delay in generating revenues could result in material operating losses.

***Unpredictable events, such as the COVID-19 outbreak, and associated business disruptions could seriously harm our future revenues and financial condition, delay our operations, increase our costs and expenses, and impact our ability to raise capital.***

Our operations could be subject to unpredictable events, such as earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics such as the COVID-19 outbreak, and other natural or manmade disasters or business interruptions, for which we are predominantly self-insured. We do not carry insurance for all categories of risk that our business may encounter. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses.

COVID-19 has caused significant disruptions to the global financial markets, which could impact our ability to raise additional capital. The ultimate impact on us and our significant suppliers and manufacturers is unknown, but our operations and financial condition could suffer in the event of any of these types of unpredictable events. Further, any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our business, results of operations, financial condition and cash flows.

The Company plans to adhere to all Center of Disease Control guidelines and will test, operate in a socially distant manner and limit large gatherings. Most of the operations and activities of the Company are outdoors and therefore pose lesser risk of contracting the virus.

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***We may face litigation in the future.***

We may be involved in litigation in the future. The adverse resolution of such litigation to us could impair our ability to continue in business if judgment holders were to seek to liquidate our business through levy and execution. We may incur substantial legal fees and costs in connection with future litigation, if any. If we fail in our defense to future actions, if any, or become subject to a levy and execution on our assets and business, we could be forced to liquidate or to file for bankruptcy and be unable to continue in our business. There is also a risk that we could face litigation and regulatory claims that could have a material adverse effect on our financial condition, operating results, and business.

***The Company and our Principal Executive Officer entered into a Stipulation for Consent Order with the State of Colorado.***

The Company and our Principal Executive Officer, Troy Levy (the "Respondents"), entered into a Stipulation for Consent Order, Case No. 2019 CDS-035, on November 27, 2019 (the "Order") in lieu of a hearing, following receipt of a subpoena duces tecum from the Colorado Division of Securities. The Order recited that the Commissioner had reviewed allegations of the staff of the Securities Commissioner of Colorado which had alleged unregistered securities of the Company were sold by Respondents in the State of Colorado in violation of Section 11-51-301 of the C.R.S. which securities had not been determined to be exempt from registration requirements. As had been agreed by Respondents, the Order, in summary, required the Respondents to rescind a securities purchase transaction with a Colorado resident through payment in the amount of $6,049 for the Colorado investor's securities, to not take any action or make a public statement denying or creating the impression that the Order lacked a factual basis, and to comply with the Colorado Securities Act with regard to all future offers and sales of securities covered by the Colorado Securities Act.

***There is substantial doubt about our ability to continue as a going concern.***

The Company's ability to continue as a going concern is dependent upon our ability to generate future profitable operations and/or obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they become due.

***There are few businesses that have pursued a strategy or investment objective similar to the Company's.***

The Company may not gain market acceptance from potential investors, potential horse sellers or service providers within the racehorse ownership/syndicate industry, including insurance companies, syndicate managers, training facilities or maintenance partners. This could result in an inability of the management team to operate the asset profitably. This could impact the issuance of further securities and acquisition of additional underlying assets by the Company. This would further inhibit market acceptance of the Company, and if the Company does not acquire any additional underlying assets, investors would not receive any benefits which arise from economies of scale (such as reduction in offering costs as a large number of interests in underlying assets may be listed on subsequent offering statements, group discounts on mortality insurance, and the ability to monetize its underlying assets).

***Our inability to retain management and key employees could impair the future success of the Company.***

The successful operation of the Company is in part dependent on the ability of the management team to source, acquire and manage the underlying assets. As the Company has only been in existence since March 2017 and is an early-stage startup company, it has no long-term operating history within the horse racing sector, which evidences its ability to find, acquire, manage and utilize the underlying assets.

The success of the Company will be highly dependent on the expertise and performance of the management team, its expert network and other professionals (which include third party experts) to find, acquire, manage and utilize the underlying assets. There can be no assurance that these individuals will continue to be associated with the management team. The loss of the services of one or more of these individuals could have a material adverse effect on the underlying assets, in particular, their ongoing management and use to support the investment of the shareholders.

***A significant growth in the number of personnel would place a strain upon the Company's management and resources.***

The Company may experience a period of significant growth in the number of personnel that will place a strain upon its management systems and resources. Its future will depend in part on the ability of its officers and other key employees to implement and improve financial and management controls, reporting systems and procedures on a timely basis and to expand, train, motivate and manage the workforce. The Company's current and planned personnel, systems, procedures and controls may be inadequate to support its future operations.

***There is no assurance that the Company's insurance coverage will be sufficient to cover all claims to which the Company may become subject.***

Although the Company believes that the events and amounts of liability covered by its insurance policies will be reasonable, taking into account the risks relevant to its business, there can be no assurance that such coverage will be available or sufficient to cover claims to which the Company may become subject. If insurance coverage is unavailable or insufficient to cover any such claims, the Company's financial resources, results of operations and prospects could be adversely affected.

***There can be no assurances that the value of the racehorse (whether it is a Thoroughbred, Quarter Horse or Standardbred) which is owned by the Company will not decrease in the future which may have an adverse impact on the Company's activities and financial position.***

The business of owning, training and racing horses is a high-risk venture. There is no assurance that any horse and therefore any interest in such horse acquired by the Company will be successful. Horses are subject to aging, illness, injury and disease which may result in permanent or temporary retirement from racing, restrictions in racing schedules, layups, and even natural death or euthanasia of the animal. There can be no assurances that the value of the interest in the underlying asset which may be acquired and owned by the Company, will not decrease in the future or that the Company will not subsequently incur losses on the racing careers or sale or other disposition of any or all of the horses which the Company may acquire. No combination of management ability, experience, knowledge, care or scientific approach can avoid the inherent possibilities of loss.

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While the Company believes that there is a market for horse breeding, training and racing, such a market is highly volatile. The horse industry is dependent upon the present and future values of horses and of the Company's horse(s) in particular. The Company can provide no assurance that it will be successful in its proposed activity. The expenses incurred may result in operating losses for the Company and there is no assurance that the Company will generate profits or that any revenues generated will be sufficient to offset expenses incurred or would result in a profit to the Company. As a result, it is possible that investors will lose all or a substantial part of their investment in the Company. Additionally, there is no assurance that there will be any cash available for distribution.

***The cost of racing is unpredictable and speculative and may negatively impact the Company's ability to generate revenue.***

Increases in operation costs, labor rates and other variable costs, such as costs of feed and grain and costs of transporting animals (all of which are subject to inflationary pressure and should be expected to increase), to an extent which cannot be matched by increases in revenue. The racehorse industry, like other industries, is subject to labor disputes, labor shortages, and government intervention, changes in laws, licensing or regulatory restrictions may adversely impact the availability of grooms, trainers, jockeys and other horse industry workers. Adverse weather and economic conditions may result in unforeseen circumstances including, without limitation, restrictions on attendance at a particular race or racetrack, ability to transport the horses, and increases in costs or decreases in revenues. Changes in government regulations, whether or not relating to the horse racing industry, may result in additional expenses or reduced revenue from operations.

***If a horse is unsuccessful in racing, becomes sick or injured, its value will be adversely affected which may have a negative impact of the Company's valuation and revenue.***

Horse racing is extremely speculative and expensive. In the event that a horse in which the Company has an interest was to be transported to various tracks and training centers throughout the United States, and thus exposed too many other horses in training, the risk of illness, injury or death increases significantly. A horse in which the Company has an interest must earn enough through racing to cover expenses of boarding and training. If a horse in which the Company has an interest is unsuccessful in racing, its value will be adversely affected. Furthermore, revenues from racing are dependent upon the size of the purses offered. The size of the purses depends in general on the extent of public interest in horse racing, and in particular on the relative quality of the specific horses in contention in any specific meeting or race. Although public interest has been strong in recent years, there is no assurance that public interest will remain constant, much less increase. Legalized gambling proliferating in many states threatens to curtail interest in horse racing as a means of recreation. In addition, there is no assurance that the horse in which the Company has an interest will be of such quality that they may compete in any races which offer purses of a size sufficient to cover the Company's expenses.

***Horse racing could be subjected to restrictive regulation or banned entirely which could adversely affect the conduct of the Company's business.***

The racing future of and/or market for the horses in which the Company has an interest depends upon continuing governmental acceptance of horse racing as a form of legalized gambling. Although horse racing has a long history of acceptance in the United States and as a source of revenue, at any time, horse racing could be subjected to restrictive regulation or banned entirely. The value of the interest in the underlying asset would be substantially diminished by any such regulation or ban. Horse racing is regulated in various states and foreign countries by racing regulatory bodies which oversee the conduct of racing as well as the licensing of owners, trainers and others. Further, other forms of gambling are being approved throughout the United States and therefore no assurance can be provided that the legalization of other forms of gambling and competition from non-gambling sports and other activities will not adversely affect attendance and participation, and therefore the profitability of horse racing and sales. Lastly, our ownership structure is novel and may prepare us to seek regulatory approval to race in certain jurisdictions.

***The Company may not purchase insurance on its horse which could require Company resources to be spent to cover any losses from the death or injury of a horse.***

The decision to purchase insurance on a horse is made on a horse-by-horse basis. There is no guarantee that a horse which the Company has an interest will be insured. Mortality insurance insures against the death of a horse. Medical insurance covers possible risks of injury during racing or training. Liability insurance covers the risk that the horse in which the Company has an interest causes death, injury or damage to persons or property. Without insurance the Company is responsible for the cost of injury of veterinary expenses, surgery, and rehabilitation, or in the event of death, the Company will lose its investment in the horse. The payment of such liabilities may have a material adverse effect on our financial position.

***A decrease in average attendance per racing date coupled with increasing costs could jeopardize the continued existence of certain racetracks which could negatively impact the Company's operations.***

A decrease in average attendance per racing date coupled with increasing costs could jeopardize the continued existence of certain racetracks which could impact the availability of race tracks available for horses in which the Company has an interest to race at and then negativity impact its operations.

***Industry practices and structures have developed which may not be attributable solely to profit-maximizing, economic decision-making which may have an adverse impact on our Company's activities business.***

Because horse racing is a sport as well as a business, industry practices and structures have developed which not be attributable solely to profit-maximizing, economic decision-making. For instance, a particular bloodline could command substantial prices owing principally to the interest of a small group of individuals having particular goals unrelated to economics. A decline in this interest could be expected to adversely affect the value of the bloodline.

***Investors may only own a minority interest in underlying assets and as a result may not have sufficient control regarding the training or racing of the horse(s).***

The Company will not always own a majority interest in a particular horse. Therefore, despite its best efforts to build in oversight rights and major decision rights (such as the sale of the underlying asset) the Company may have minimal input with regard to the race selection and training of the horse(s). As a result, the Company may be dependent on the majority owners' decisions as to when and where to race or show the horse and to its training regime. Additionally, there are situations in which a trainer or owner may have a conflict of interest which could negatively impact the ability of a horse to be placed in a particular race and given priority in workout times, jockeys or stabling.

***Market shortages may impact the ability of the Company to generate revenue.***

The Company will primarily engage in horse racing in the United States. The future success of these activities will depend upon the ability of the management team to purchase an interest in high-quality horses. The future success of these activities also depends upon whether the horse is being handled by highly skilled trainers and ridden by highly skilled jockeys. Because horse racing is an intensely competitive activity and the Company will be competing with a number of persons who have substantially greater experience and financial resources than Company to purchase interests in the best racehorses, there can be no assurance that the Company will be successful in the endeavors of pursuing certain racehorses. Further, once purchased, because the Company may have only a minority interest in such horse, the Company will have limited input into the training, handling, and management of the horse and therefore can make no assurances as to the success of the investment.

***The Company will make dividend payments only in extraordinary circumstances, as revenues are irregular, seasonal, and unpredictable.***

The revenues, if any, of the Company may be highly irregular and seasonal. While the management team will endeavor to sell horses or interests in horses for cash at the time of sale, there can be no assurance that other payment terms will not be required by the relevant market conditions. While the Company hopes to pay extraordinary dividends if appropriate under the circumstances, including if our purse revenues increase, you should be aware that the consequent variance in the amount or the timing of the Company's dividends, if any, could pose particular risks for investors who seek regular scheduled dividend payments.

***The Company may not raise enough funds or have enough money to purchase the best blood-line champion horses to generate purses.***

The horseracing industry is highly competitive and speculative. Horseracing in the United States and in foreign countries draws competitors and participants from locations throughout the United States and overseas, who have been in the business of horseracing for many years and have substantially greater financial resources than Company. The Company will be competing in its racing and selling activities with such persons. Similarly, horse markets are international, and auctions are frequently internationally advertised. This can be favorable in that it increases the value of the underlying assets but, by the same token, Company has little influence and may not be able to compete with such competitors in the acquisition of interests in horses. The Company will be competing in the purchase and sale of horses with most of the major horse breeders and dealers in the United States and foreign countries. Thus, prices at which the Company buys or sells its interests in the underlying assets may vary dramatically. Market factors, which are beyond the Company's control, will greatly affect the profitability of the Company. Such factors include, but are not limited to, auction prices, private sales, foreign investors, federal income tax treatment of the racing industry and the size of racing purses.

*Table of Contents*

**Risks Related to the Securities and this Offering**

***State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities laws in prior offerings of securities.***

The Company has conducted previous offerings of securities. If a court or regulatory body with the required jurisdiction ever concluded that the Company did not comply with all state or federal securities laws, any such non-compliance could result in the Company being required to return funds to investors in such offering. In addition, if the Company were found to be non-compliant with federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

***The SEC does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.***

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

You should not rely on the fact that our Form C is accessible through the SEC's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The SEC has not reviewed this Form C, nor any document or literature related to this Offering.

***The Company has the right to limit individual investor commitment amounts based on the Company's determination of an investor's sophistication.***

The Company may prevent any investor from committing more than a certain amount in this Offering based on the Company's determination of the investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other investors may receive larger allocations of the Offering based solely on the Company's determination.

***The Company has the right to extend the Offering Deadline or terminate the Offering early.***

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

Alternatively, if the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

***The Company has the right to conduct multiple closings during the Offering.***

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

***The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.***

You should be aware of the long-term nature of this investment. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

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10

***There is no public trading market for our Securities.***

There is currently no public trading market for our Company's Securities, and we cannot guarantee that any such market will ever develop. If an active public trading market for our Securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Securities at any price. Even if a public market does develop, the market price could decline below the amount you paid for your Securities.

***Investors will not be entitled to any inspection or information rights other than those required by law.***

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to investors. This lack of information could put investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

***There is no present market for the Securities and we have arbitrarily set the price.***

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

***While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.***

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential investors should not assume a guaranteed return of their investment amount.

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***There is no guarantee of a return on an investor's investment.***

There is no assurance that an investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

***An investment in our Company is a speculative investment and, therefore, no assurance can be given that you will realize your investment objectives.***

No assurance can be given that investors will realize a return on their investments in us. For this reason, each prospective investor for our Company should carefully read these Risk Factors. All such persons or entities should consult with their legal and financial advisors prior to making an investment in the Company.

The offering price of $2.25 per Security has been arbitrarily determined by us and does not necessarily bear any relationship to our assets, net worth, operations or any other generally recognized criteria of value. An investment in our company is highly speculative and the Securities should not be purchased by anyone who cannot bear the financial risks of this investment for an indefinite period of time and who cannot afford the loss of his or her entire investment.

***We are dependent upon the proceeds of this Offering to provide funds to develop our business. There are no assurances we will raise sufficient capital to enable us to develop our business.***

We are dependent upon the proceeds from this Offering to provide funds for the development of our business. If we sell less than all of the Securities offered hereby, we will have significantly less funds available to us to implement our business strategy, and our ability to generate any revenues may be adversely affected. While this Offering seeks to raise a portion of the capital we will need, there are no assurances we will generate the financing needed to complete our business objectives. Even if we sell all of the Securities offered hereby, we cannot guarantee prospective investors that we will ever generate any significant revenues or report profitable operations, or that our revenues will not decline in future periods. We do not have any firm commitments to provide capital, and we anticipate that we will have certain difficulties raising capital given the development stage of our Company and the lack of a public market for our securities. Accordingly, we cannot assure you that additional working capital as needed will be available to us upon terms acceptable to us. If we do not raise funds as needed, our ability to continue to implement our business model is in jeopardy and we may never be able to achieve profitable operations. In that event, our ability to continue as a going concern is in jeopardy and you could lose all of your investment in our Company.

***You will experience further dilution if we issue additional equity securities in future fundraising transactions.***

You will experience further dilution if we issue additional equity securities including without limitation preferred shares in future fundraising transactions. We may in the future offer additional shares of our Class A common stock or other securities convertible into or exchangeable for our common stock at prices that may not be the same as the price per share in this Offering. The price per share at which we sell additional shares of our Class A common stock, or securities convertible or exchangeable into common stock, in future transactions may be higher or lower than the price per share paid by investors in this Offering and investors purchasing shares or other securities in the future could have rights superior to existing shareholders.

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12

***Possible changes in federal tax laws may affect your investment.***

The Internal Revenue Code (the "Code") is subject to change by Congress, and interpretations of the Code may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting the Company would be limited to prospective effect. Accordingly, the ultimate effect on an investor's tax situation may be governed by laws, regulations or interpretations of laws or regulations which have not yet been proposed, passed or made, as the case may be.

***Our management team has full discretion as to the use of proceeds from this Offering.***

We presently anticipate that the net proceeds from this Offering will be used for general real estate working capital, including corporate overhead, payments we are obligated to make for the lease and purchase of Circle 8 Ranch, and the maintenance of our real estate and equipment.

We reserve the right, however, to use the funds from this Offering for other purposes not presently contemplated which we deem to be in our best interests in order to address changed circumstances and opportunities.

***There may be state law restrictions on an investor's ability to sell the Securities offered hereby.***

Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stock brokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. We do not know whether our securities will be registered, or exempt, under the laws of any states. There may be significant state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our securities. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

***You will not have the ability to actively influence the day-to-day management of our business and affairs.***

Our management team has sole power and authority over the management of our Company. Furthermore, our management team may only be removed by the board of directors (the "Board") on which our principal executive officer, Troy Levy, sits.

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You will not have an active role in our Company's management, and it would likely be difficult to cause a change in our management. As a result, you will not have the ability to alter our management's path if you feel they have erred.

***Shareholders' voting rights provide limited ability to control the Company.***

The Board has the unilateral ability to amend the Bylaws in certain circumstances without the consent of the investors, and the investors only have limited voting rights in respect of the Securities. Investors will therefore be subject to any amendments the management team makes (if any) to the Bylaws and also any decision it takes in respect of the Company, which the investors do not get a right to vote upon. Investors may not necessarily agree with such amendments or decisions and such amendments or decisions may not be in the best interests of all of the investors as a whole but only a limited number.

Although no shares of our Class B common stock are being sold in this Offering, investors should also be aware that a holder of shares of our Class B common stock is entitled to ten (10) votes for each share held by such holder of record. As of the date of this Form C, we have issued 10,000,000 shares of our Class B common stock to Troy Levy, our founder, President and Chief Executive Officer.

***Funds from purchasers accompanying subscriptions for the Securities will not accrue interest prior to admission of the subscriber as a shareholder in the Company, if it occurs, in respect of such subscriptions.***

The funds paid by purchasers for the Securities will go into the Company's general operating account or the account of the Company's escrow agent, if any, pending approval of the investor. Purchasers will not have the use of such funds or receive interest thereon pending the Company's due diligence and approval of each investor. No subscriptions will be accepted and no Securities will be sold unless valid subscriptions for the Offering are received and accepted prior to the termination of the offering period. If we terminate the Offering prior to countersigning the subscription agreement and accepting a subscriber's subscription, funds will be returned, without interest or deduction, to the proposed investor.

***Provisions of our Amended and Restated Articles of Incorporation and Bylaws may delay or prevent a takeover which may not be in the best interests of our shareholders.***

Provisions of our Amended and Restated Articles of Incorporation and Bylaws may be deemed to have anti-takeover effects, including without limitation our dual class structure of Class A and Class B common stock, and also including when and by whom special meetings of our shareholders may be called, and may delay, defer or prevent a takeover attempt. In addition, certain provisions of the Florida Statutes also may be deemed to have certain anti-takeover effects which include that control of shares acquired in excess of certain specified thresholds will not possess any voting rights unless these voting rights are approved by a majority of a corporation's disinterested stockholders.

**IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.**

**BUSINESS**

**Description of the Business**

We are a thoroughbred horse racing company, cultivating and promoting growth of the Company's assets in every facet of the thoroughbred racing industry. We operate our business primarily through three functions: (i) horse ownership syndication; (ii) horse training, breeding and racing; and (iii) pinhooking.

**Business Plan**

We began our operations in March 2017 and have a very limited operating history. Our plan of operations for the next few years includes (i) purchasing the Circle 8 ranch; (ii) purchasing our neighboring farm or other ranches; (iii) making capital improvements to the Circle 8 ranch; (iv) acquiring racehorses for breeding, racing purposes and pinhooking; (v) paying stud fees for purposes of horse breeding; (vi) investing in stallion shares, which provides us with the ability to breed such popular stallions for life and participate in profits; (vii) purchasing ranch equipment, such as a tractor and Eurosizer; (viii) upgrading our barn operations; (ix) increasing our branding and marketing efforts; (x) making office systems upgrades; and (xi) paying increased operational horse and ranch expenses. We would require funds through this Offering to meet certain of these objectives.

**The Company's Products and/or Services**

*Horse Ownership Syndication*

In a horse ownership syndication, a group of people come together to purchase ownership in a promising horse for racing or breeding purposes. Rather than one person purchasing one horse, we offer group partnerships where investors can purchase a percentage of one horse or a group of horses, thereby spreading the financial risks and expenses amongst all the partners.

*Horse Racing*

Management believes we have a proven track record of horse training, breeding and expert selections in thoroughbred race horses. Our thoroughbreds race primarily in Florida, and we have also participated in races in New York, New Jersey and Kentucky.

*Pinhooking*

*Pinhooking* is the business of purchasing young horses at one stage of their lives and then reselling them for a higher price at a different stage of their lives. The horses noted below are owned by the Company as of the date of this prospectus.

| | Name | State – Bred | Birth Year | Type | In Foal |
|---|---|---|---|---|---|
| 1. | Angry Dragon | Kentucky | 2008 | Broodmare | Sky Mesa |
| 2. | Red Baroness | Kentucky | 2008 | Broodmare | Sky Mesa |
| 3. | Celtic Moonlight | Florida | 2014 | Broodmare | Congrats |
| 4. | Dura Cuire | Kentucky | 2017 | Broodmare | Practical Joke |
| 5. | Time for Harlan | Kentucky | 2011 | Broodmare | Open |
| 6. | Longstocking | Pennsylvania | 2012 | Broodmare | Open |
| 7. | Precocious Miss | Florida | 2016 | Broodmare | Yoshida |
| 8. | Schmiss | Kentucky | 2014 | Broodmare | Cupid |
| 9. | Blue Whale | Kentucky | 2015 | Broodmare | Fushachi Pegasus |
| 10. | Countless Fun | Kentucky | 2017 | Broodmare | Maiden |
| 11. | Istan Again | Kentucky | 2016 | Broodmare | Upstart |
| 12. | Rosy Scenario | Kentucky | 2017 | Broodmare | Connect |
| 13. | More Royalty | Florida | 2013 | Broodmare | Exaggerator |
| 14. | 2020 Angry Dragan | - | 2020 | Weanling | N/A |
| 15. | 2020 Red Baroness | - | 2020 | Weanling | N/A |
| 16. | 2020 Celtic Moonlight | Kentucky | 2020 | Weanling | N/A |
| 17. | 2020 Longstocking | Kentucky | 2020 | Weanling | N/A |
| 18. | 2020 Time for Harlan | Kentucky | 2020 | Weanling | N/A |
| 19. | 2019 Angry Dragan | Florida | 2019 | Yearling | N/A |
| 20. | 2019 Red Baroness | Florida | 2019 | Yearling | N/A |
| 21. | 2019 Killer Bird | Kentucky | 2019 | Yearling | N/A |
| 22. | 2019 Catilla | Kentucky | 2019 | Yearling | N/A |
| 23. | 2019 Rock Candy | Kentucky | 2019 | Yearling | N/A |
| 24. | 2019 Leonor Fini | Kentucky | 2019 | Yearling | N/A |
| 25. | 2019 Beaucoup | Kentucky | 2019 | Yearling | N/A |
| 26. | 2019 Why Lucy Why | Kentucky | 2019 | Yearling | N/A |
| 27. | Yafa | Florida | 2018 | 2 Year Old | N/A |
| 28. | Letty Cat | Kentucky | 2018 | 2 Year Old | N/A |
| 29. | Bonheur | Kentucky | 2018 | 2 Year Old | N/A |
| 30. | Toretto | Florida | 2018 | 2 Year Old | N/A |
| 31. | My Main Flint | Kentucky | 2018 | 2 Year Old | N/A |
| 32. | Edgeucayter | Kentucky | 2018 | 2 Year Old | N/A |
| 33. | Osito | Kentucky | 2018 | 2 Year Old | N/A |
| 34. | Hostile Princess | Kentucky | 2018 | 2 Year Old | N/A |
| 35. | Miss Over There | Florida | 2017 | 3 Year Old | N/A |
| 36. | Tizemotionalgold | Kentucky | 2017 | 3 Year Old | N/A |
| 37. | Aizu | Florida | 2017 | 3 Year Old | N/A |
| 38. | Broken Dreams | Chile | 2017 | 3 Year Old | N/A |
| 39. | Margaret's Joy | Kentucky | 2016 | 4 Year Old | N/A |
| 40. | WINY | Chile | 2016 | 4 Year Old | Maiden |

**Competition**

We believe that our main competitors in the thoroughbred racing business include, but are not limited to, Stonestreet Farms, WinStar Farms and Calumet Farm, each of which owns many stallion shares, broodmares and also race.

In addition, horse racing competes against all other forms of entertainment such as professional football, baseball, hockey, soccer, basketball, other gaming, and outdoor activities. According to an IBISWorld Industry Report (Horse Racing Tracks), these indirect competitors may pull much of the available time and money from this sport. Additionally, the horse racing industry is subject to competition from other gambling activities, including electronic gaming, sports betting and arbitrage betting.

**Customer Base**

The thoroughbred horse racing industry is a traditional, well established industry that maintains a base of loyal customers. Such customers not only recognize the financial potential of racehorse investing but also the lifestyle investment involved in the fast-paced and exciting world of thoroughbred horse racing.

**Supply Chain**

The Company not only works with private sellers, it also targets the major auctions across the globe to increase the ability to pick horses with the most potential. The Company is active at all major thoroughbred yearling sales, including the Keeneland September Sale, Saratoga Yearling Sale, and OBS Yearling Sale.

**Intellectual Property**

As of the date of this Form C, the Company does not have any registered intellectual property.

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**Governmental/Regulatory Approval and Compliance**

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

The racing future of and/or market for the horses in which the Company has an interest depends upon continuing governmental acceptance of horse racing as a form of legalized gambling. Although horse racing has a long history of acceptance in the United States and as a source of revenue, at any time, horse racing could be subjected to restrictive regulation or banned entirely. The value of the interest in the underlying asset would be substantially diminished by any such regulation or ban. Horse racing is regulated in various states and foreign countries by racing regulatory bodies which oversee the conduct of racing as well as the licensing of owners, trainers and others. Further, other forms of gambling are being approved throughout the United States and therefore no assurance can be provided that the legalization of other forms of gambling and competition from non-gambling sports and other activities will not adversely affect attendance and participation, and therefore the profitability of horse racing and sales. Lastly, our ownership structure is novel and may prepare us to seek regulatory approval to race in certain jurisdictions.

**Litigation**

We are not presently a party to, and none of our property is the subject of, any pending legal proceedings. To our knowledge, no governmental authority is contemplating any such proceedings.

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**USE OF PROCEEDS**

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

| Use of Proceeds | % of Proceeds if Target Offering Amount Raised | Amount if Target Offering Amount Raised | % of Proceeds if Maximum Offering Amount Raised | Amount if Maximum Offering Amount Raised |
|---|---|---|---|---|
| Horse Acquisitions | 56.0% | $ 56,000 | 56.0% | $ 600,000 |
| All Weather Track | 23.5% | $ 23,500 | 23.5% | $ 250,000 |
| Ranch Equipment | 7.5% | $ 7,500 | 7.5% | $ 80,000 |
| Increased Branding & Marketing Efforts | 6.5% | $ 6,500 | 6.5% | $ 70,000 |
| Barn and Track – Capital Improvements | 2.8% | $ 2,800 | 2.8% | $ 30,000 |
| Increased Operational Horse and Ranch Expenses | 3.7% | $ 3,700 | 3.7% | $ 40,000 |
| **Total** | **100%** | **$ 100,000** | **100%** | **$ 1,070,000** |

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements. We cannot assure you that our assumptions, expected costs and expenses and estimates will prove to be accurate or that unforeseen events, problems or delays will not occur that would require us to seek additional debt and/or equity funding, which may not be available on favorable terms, or at all. See "**Risk Factors**" starting on page ___ for more information regarding the risks associated with an investment in our Securities.

We intend to use a portion of the proceeds raised in this Offering to (i) acquire racehorses for breeding, racing purposes and pinhooking; (ii) purchase an all-weather track; (iii) purchase ranch equipment; (iv) increase our branding and marketing efforts; (v) make capital improvements to the Circle 8 ranch; and (vi) pay increased operational horse and ranch expenses.

Our management has broad discretion and flexibility to use the net proceeds from this Offering for general corporate purposes, including, without limitation, acquisitions, repayment of debt and operating expenses, and other general working capital purposes.

This expected use of the net proceeds from this Offering represents our intentions based upon our current financial condition, results of operations, business plans and conditions. As of the date of this Form C, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this Offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this Offering.

We believe that if we raise the Maximum Offering Amount in this Offering, we will have sufficient capital to finance our operations for at least the next two years. However, if we do not sell the Maximum Offering Amount or if our operating and development costs are higher than expected, we will need to obtain additional financing prior to that time. Further, we expect that during or after such two-year period, we will be required to raise additional funds to finance our operations until such time that we can conduct profitable revenue-generating activities.

Pending our use of the net proceeds from this Offering, we may invest the net proceeds in a variety of capital preservation investments, including short-term, investment grade, interest bearing instruments and United States government securities. We may also use a portion of the net proceeds for the investment in strategic partnerships and possibly the acquisition of complementary businesses, products or technologies, although we have no present commitments or agreements for any specific acquisitions or investments.

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**DIRECTORS, OFFICERS, AND MANAGERS**

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|---|---|---|---|
| Troy Levy | President and Chief Executive Officer: March 31, 2017 – Present<br><br>Chairman of the Board: March 31, 2017 – Present | As President and Chief Executive Officer of the Company, Mr. Levy oversees the operations of the Company, including managing Circle 8 Ranch and the purchases of horses for breeding and racing purposes. Mr. Levy is involved in the day to day management and participates in all investor relations activities.<br><br>Prior to his services at the Company, Mr. Levy founded Fierce Fit d/b/a Armageddon Ambush, an obstacle course racing and entertainment company specializing in extreme sporting events, in October 2012. From July 1993 to December 1998, he was engaged in the financial services industry, first serving as a Licensed Stockbroker holding Series 7 and 63 licenses, and he later served in supervisory positions as a licensed series 24. In March 2018, Mr. Levy was elected to the non-profit Florida Horsemen's Benevolent and Protective Association (FHBPA) board, while also serving on the TRAC committee. | High School Diploma from Hicksville High School, graduated 1985 |
| Sunny Sharma | Interim Chief Financial Officer: August 13, 2020 – Present | As Interim Chief Financial Officer of the Company, Mr. Sharma oversees the financial and administrative activities of the Company. Main responsibilities include upgrading the office and back end systems for improved reporting and accounting of the overall operations. The role also involves audit and investor relations activities.<br><br>Mr. Sharma has over 20 years of experience in public, private equity and individual investor backed entities in various sectors including education, healthcare, and technology. Mr. Sharma started out his career in public accounting and later held several executive positions. Mr. Sharma served as the Chief Executive Officer from September 2012 to November 2017 of Digital Media Arts College (DMAC), and in December 2017, he successfully exited with the sale of DMAC. In addition, from October 2016 to the present, Mr. Sharma has served as the Chief Financial Officer for ERinfo Inc., an early-stage healthcare technology company. He has also served on several non-profit boards including Grandview Preparatory School (April 2018 – present) and Juvenile Diabetes Research Foundation (May 2016 – May 2020). | Bachelor of Commerce in Accounting from Carleton University in Ottawa, Canada<br><br>Master of Business Administration from the University of Miami |
| Ronald Kapphahn | Director: March 31, 2017 – Present | Mr. Kapphahn has served as our director since 2019. He has been involved in the real estate industry as an investor, developer, and manager for the last 25 years. In addition to being the owner/operator of a large construction company (Ellison Framing) since October 1988, Mr. Kapphahn manages his investments in multiple projects including over 100,000 square feet of commercial rental space, a cattle grazing enterprise, a hunting lodge, a bed & breakfast in Mexico, and other interests. Mr. Kapphahn assisted in the building of a large, assisted living facility connected to a religious organization and is involved in all aspects of building preservation. Mr. Kapphahn brings a unique perspective to the Company particularly respective to management of the horse farm and training facility in Kentucky. | High School Diploma from Fergus Falls Minnesota, graduated 1972 |

**Indemnification**

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to United States law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Pursuant to the Amended and Restated Articles of Incorporation of the Company, dated January 10, 2020, no director or officer of the Company will be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director or officer; provided, however, that nothing contained therein eliminates or limits the liability of a director or officer of the Company to the fullest extent provided by applicable laws for acts or omissions which involve intentional misconduct, fraud or knowing violation of law. The limitation of liability provided therein continue after a director or officer has ceased to occupy such position as to acts or omissions occurring during such director's or officer's term or terms of office.

**Employees**

As of the date of this Form C, we have four (4) full-time employees and two (2) part-time employees.

We plan to engage contractors from time to time on an as-needed basis to consult with us on specific corporate affairs, or to perform specific tasks in connection with our business development activities.

**CAPITALIZATION, DEBT AND OWNERSHIP**

**Capitalization**

At the closing of this Offering, assuming only the Target Offering Amount is sold, our authorized capital stock will consist of (i) 200,000,000 shares of Class A common stock, of which 48,229,387.40 shares of Class A common stock will be issued and outstanding, (ii) 25,000,000 shares of Class B common stock, of which 10,000,000 shares of Class B common stock will be issued and outstanding, and (iii) 25,000,000 shares of preferred stock, of which 0 shares of preferred stock will be issued and outstanding.

At the closing of this Offering, assuming the Maximum Amount is sold, our authorized capital stock will consist of (i) 200,000,000 shares of Class A common stock, of which 48,660,498.60 shares of Class A common stock will be issued and outstanding, (ii) 25,000,000 shares of Class B common stock, of which 10,000,000 shares of Class B common stock will be issued and outstanding, and (iii) 25,000,000 shares of preferred stock, of which 0 shares of preferred stock will be issued and outstanding.

As of the date of this Form C, the Company has authorized and/or issued the following outstanding classes of securities:

***Outstanding Capital Stock***

As of the date of this Form C, the Company's outstanding capital stock consists of:

| Type | Class A common stock |
| --- | --- |
| **Amount Outstanding** | 48,184,943 |
| **Par Value Per Share** | $0.0001 |
| **Voting Rights** | One vote per share |
| **Anti-Dilution Rights** | No |
| **Percentage ownership of the Company by the holders of such securities (prior to the Offering** | 82.81% |
| **Percentage ownership of the Company by the holders of such securities (after the Offering, if Minimum Offering Amount sold)** | 82.83% |
| **Percentage ownership of the Company by the holders of such securities (after the Offering, if Maximum Offering Amount sold)** | 82.95% |

| Type | Class B common stock |
|---|---|
| **Amount Outstanding** | 10,000,000 |
| **Par Value Per Share** | $0.0001 |
| **Voting Rights** | Ten votes per share |
| **Anti-Dilution Rights** | No |
| **Percentage ownership of the Company by the holders of such securities (prior to the Offering** | 17.19% |
| **Percentage ownership of the Company by the holders of such securities (after the Offering, if Minimum Offering Amount sold)** | 17.17% |
| **Percentage ownership of the Company by the holders of such securities (after the Offering, if Maximum Offering Amount sold)** | 17.05% |

| Type | Preferred Stock |
|---|---|
| **Amount Outstanding** | 0 |
| **Par Value Per Share** | $0.0001 |
| **Voting Rights** | The Board determines the voting powers, if any, of the holders prior to issuance. |
| **Anti-Dilution Rights** | No |
| **Percentage ownership of the Company by the holders of such securities (prior to the Offering** | 0% |
| **Percentage ownership of the Company by the holders of such securities (after the Offering, if Minimum Offfering Amount sold)** | 0% |
| **Percentage ownership of the Company by the holders of such securities (after the Offering, if Maximum Offering Amount sold)** | 0% |

**Outstanding Debt**

As of the date of this Form C, the Company has the following debt outstanding:

(1)

| Type of debt | SBA Loan #64991967906 |
|---|---|
| Name of creditor | Small Business Administration, an Agency of the U.S. Government |
| Amount outstanding | $88,400.00 |
| Interest rate | 3.75% per annum |
| Payment schedule | Installment payments, including principal and interest, of $431.00 monthly, will begin 12 months from June 16, 2020. |
| Describe any collateral or security | All tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code (UCC). |
| Maturity Date | June 16, 2050 |
| Other material terms | The Company will use all the proceeds of this loan solely as working capital to alleviate economic injury caused by the disaster occurring in the month of January 31, 2020 and continuing thereafter and to pay UCC lien filing fees and a third-party UCC handling charge of $100. |

(2)

| Type of debt | SBA Loan #7175647906 |
|---|---|
| Name of creditor | Small Business Administration, an Agency of the U.S. Government |
| Amount outstanding | $14,000.00 |
| Interest rate | 3.75% per annum |
| Payment schedule | Installment payments, including principal and interest, of $69.00 monthly, will begin 12 months from June 17, 2020. |
| Describe any collateral or security | The Small Business Administration is not taking a security interest in any collateral. |
| Maturity Date | June 17, 2050 |
| Other material terms | The Company will use all the proceeds of this loan solely as working capital to alleviate economic injury caused by the disaster occurring in the month of January 31, 2020 and continuing thereafter and to pay UCC lien filing fees and a third-party UCC handling charge of $100. |

(3)

| Type of debt | Paycheck Protection Program Promissory Note |
|---|---|
| Name of creditor | Wells Fargo Bank, N.A. |
| Amount outstanding | $6,951.00 |
| Interest rate | 1.00% |
| Payment schedule | Principal and interest payments begin after the date on which the amount of forgiveness determined under Section 1106 of the USA CARES Act is remitted to lender (or the date that the lender is notified that no loan forgiveness is allowed) and continues monthly until loan maturity. |
| Describe any collateral or security | Silent. |
| Maturity Date | June 18, 2025 |
| Other material terms | The loan will be used for only for purposes authorized by the USA CARES Act, specifically the Paycheck Protection Program contained within such Act. |

**Ownership**

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Amount and Type or Class Held | Percentage Ownership (in terms of voting power) |
| --- | --- | --- |
| Troy Levy | 38,957,143 shares of Class A common stock; 10,000,000 shares of Class B common stock | 100%<br>(based upon one (1) vote for each share of Class A common stock and ten (10) votes for each one (1) share of Class B common stock; while there are minority shareholders, due to Mr. Levy's ownership of the supermajority shares of Class B Common Stock, Mr. Levy has complete control in terms of voting power) |

**FINANCIAL INFORMATION**

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

**Operations**

We are a horseracing ownership business and began our operations in March 2017. Our revenue was $90,167 for the year ended December 31, 2019, as compared to $126,796 for the year ended December 31, 2018. Our net loss was $(1,635,867) for the year ended December 31, 2019, as compared to $(1,125,024) for year ended December 31, 2018. Our revenues declined during this period, and as a result our net loss increased, as our main operations moved from Florida to Kentucky in 2019, and we were focused on establishing the Circle 8 ranch, breeding operations and purchasing horses rather than racing within the various racetracks for purse winnings.

In 2020, once the Circle 8 ranch became fully operational, racing and other syndicated activities commenced again, we have experienced favorable 2020 purse winning results and more overall revenues through the six months ended June 30, 2020. The continuation of our current plan of operations requires us to raise significant additional capital. If we are successful in raising capital through the sale of the Shares offered for sale in this Form C, we believe that we will have sufficient cash resources to fund our plan of operations for the next two years.

**Cash and Cash Equivalents**

Cash and cash equivalents consist of cash deposits held with banks, and other highly liquid short-term interest-bearing securities with maturities at the date of purchase of three months or less. From time to time, we maintain balances with financial institutions in excess of federally insured limits.

For the year ended December 31, 2019, we had an aggregate of $94,901 in cash and cash equivalents, as compared to $90,410 for the year ended December 31, 2018. The increase in cash and cash equivalents was due to the Company conducting more fundraising activities and share issuances to investors, even though overall revenues declined. As of the date of this Form C, the Company has approximately $555,000 in cash and cash equivalents, which is equal to approximately six (6) months of runway, due largely to additional investors and an increase in purse winnings.

**Liquidity and Capital Resources**

To date, we have generated some cash through purse winnings and syndication of horses, however, the Company still has negative cash flows from operating activities. All costs in connection with horse acquisitions, operating expenses and professional fees have been funded mainly by our shareholders including our founder, Troy Levy.

Our future expenditures and capital requirements will depend on numerous factors, including the success of this Offering and the progress and ability to win races by our racehorses and syndication efforts.

Our business does generate cash through purse winnings from races, syndication fees and sale of horses. We believe that if we raise $1,070,000 (the Maximum Amount) in this Offering, we will have sufficient capital to finance our operations for at least the next two years; however, if we do not raise the Maximum Amount or if our operating and development costs are higher than expected, we will need to obtain additional financing prior to that time. There can be no assurance we will raise the Maximum Amount or any other amount. Further, we expect that after such time we will be required to raise additional funds to finance our operations until such time that we can conduct revenue-generating activities. However, no assurances can be made that we will be successful obtaining additional equity or debt financing, or that ultimately, we will achieve profitable operations and positive cash flow.

During 2020, we funded operations primarily from a bridge offering of shares of our Class A common stock. As of December 23, 2020, we received approximately $1,000,000 in gross proceeds from accredited investors in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended.

We are authorized to issue 250,000,000 shares (par value of $ 0.0001 per share) which consists of 200,000,000 shares of our Class A common stock, 25,000,000 shares of our Class B common stock and 25,000,000 shares of preferred stock. Since inception, our shares have been issued to both accredited investors under Regulation D and sophisticated investors with access to information.

**Capital Expenditures and Other Obligations**

Our main capital expenditures are the acquisition and purchase of horses for racing and breeding purposes. The amount of purchase will depend on the amount raised through this Offering.

Our horse and ranch expenses were $749,352 for the year ended December 31, 2019, as compared to $584,755 for year ended December 31, 2018. The increase in expenses was mainly due the establishment of the Circle 8 ranch and the everyday expenses involved with operating a working, breeding and racing ranch. Ranch and horse expenses consisted primarily of training, veterinary, transportation, ranch improvements, and barn expenses. We plan to use proceeds from this Offering to upgrade the ranch operations and purchase additional equipment such as a tractor and other farm equipment.

Our general and administrative expenses were $40,265 for the year ended December 31, 2019, as compared to $28,966 for year ended December 31, 2018. General and administrative expenses consisted primarily of personnel, marketing, consulting and professional fees, vehicle, office, and travel expenses. Moreover, the establishment of the Circle 8 ranch resulted in increased overall expenses, including consulting, farm labor, travel and other related expenses in connection with the initial operations of Circle 8 Ranch.

**Valuation**

The Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily.

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Table of Contents

**Material Changes and Other Information**

*Trends and Uncertainties*

Because we only began operations in 2017 and have a limited operating history, we are unable to identify any significant recent trends in revenue or expenses, production, sales and inventory, and we are unable to identify any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this Form C to not be indicative of future operating results or financial condition. After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

In light of the recent COVID-19 pandemic, there could possibly be an impact on our business. Additionally, COVID-19 has caused significant disruptions to the global financial markets, which could impact our ability to raise additional capital. The ultimate impact on us and our business is unknown, but our operations and financial condition could suffer in the event of any of these types of unpredictable events. Further, any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our business, results of operations, financial condition and cash flows. Currently, our operations remain materially unaffected by the sudden outbreak of COVID-19.

We plan to adhere to all Center of Disease Control guidelines and will test, operate in a socially distant manner and limit large gatherings. Most of the operations and activities are outdoors and therefore lesser risk of contracting the virus.

**Previous Offerings of Securities**

We have made the following issuances of securities within the last three years:

| Security Type | Principal Amount of Securities Sold | Amount of Securities Issued | Use of Proceeds | Issue Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Class A common stock | $2,000,000 | 2,000,000 shares | execution of the Company's business plan; acquisition of horses; paying operational horse and ranch expenses | June 2018-March 2019 | Reg D 506(b) |
| Class A common stock | $100,000 | 20,000 Units (1 share of Class A common stock, plus Warrant to acquire 1 share of Class A common stock) | execution of the Company's business plan; acquisition of horses; paying operational horse and ranch expenses | May 2019 | Reg D 506(b) |
| Class A common stock | $2,123,000 | 2,781,000 shares | execution of the Company's business plan; acquisition of horses; paying operational horse and ranch expenses | Various dates from inception to present. | Section 4(a)(2) of the Securities Act of 1933 |

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

**TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST**

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(1)

| Related Person/Entity | Michelle Nihei Racing Stables LLC |
|---|---|
| **Relationship TO THE COMPANY** | Ms. Nihei is the spouse of Troy Levy, the Company's President. |
| **Total amount of money involved** | $252,514 |
| **Benefits or compensation received by related person** | $252,514 |
| **Benefits or compensation received by Company** | $0 |
| **Description of the transaction** | The Company engages Michelle Nihei Racing Stables LLC ("Nihei Stables") to provide training services. Ms. Nihei is the spouse of Troy Levy, the Company's President. The Company incurred expenses of $252,514 to Nihei Stables for the year ended December 31, 2019. |

| Related Person/Entity | Troy Levy |
|---|---|
| **Relationship TO THE COMPANY** | Mr. Levy is the Company's President. |
| **Total amount of money involved** | $109,351 |
| **Benefits or compensation received by related person** | $0 |
| **Benefits or compensation received by Company** | $109,351 |
| **Description of the transaction** | In order to finance certain equipment and vehicles, the Company entered into (i) SBA Loan #64991967906, dated effective as of March 16, 2020, with the Small Business Administration, as the secured lender, and the Company, as the borrower, in the principal amount of $88,400; (ii) SBA Loan #7175647906, dated effective as of June 17, 2020, with the Small Business Administration, as the secured lender, and the Circle 8 Ranch, as the borrower, in the principal amount of $14,000; and (iii) the Paycheck Protection Program Promissory Note and Agreement, dated June 19, 2020, with Wells Fargo, as the secured lender, and the Company, as the borrower, in the principal amount of $6,951. Such equipment and vehicles are secured by the Company's majority shareholder, Troy Levy. |

(3)

| Related Person/Entity | Troy Levy |
|---|---|
| **Relationship TO THE COMPANY** | Mr. Levy is the Company's President. |
| **Total amount of money involved** | $212,518 |
| **Benefits or compensation received by related person** | $212,518 |
| **Benefits or compensation received by Company** | $0 |
| **Description of the transaction** | At December 31, 2019 and 2018, the Company owed $212,518 and $110,056, respectively, to Mr. Levy, which represents unpaid salary. |

**THE OFFERING AND THE SECURITIES**

**The Offering**

The Company is offering a minimum amount of $100,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of shares of Class A common stock of the Company (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by March 30, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $450, which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened and the Company, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

*Table of Contents*

**Material Changes**

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

**Intermediate Closings**

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new Offering Deadline must be twenty-one (21) days from the time the Offering opened and the Company and (ii)that all Investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the new offering deadline.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remain before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

*Table of Contents*

**PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.**

**The Securities**

We request that you please review this Form C and the Subscription Agreement attached as Exhibit C, in conjunction with the following summary information.

***Transfer Agent and Registrar***

TRANSHARE Corp will serve as the transfer agent and registrar of the Securities.

***Dividends***

The Securities do not entitle the Investors to regular or guaranteed dividends, and Company will make dividend payments only in extraordinary circumstances, as revenues are irregular, seasonal, and unpredictable. While the management team will endeavor to sell horses or interests in horses for cash at the time of sale, there can be no assurance that other payment terms will not be required by the relevant market conditions. While the Company hopes to pay extraordinary dividends if appropriate under the circumstances, including if our purse revenues increase, you should be aware that the consequent variance in the amount or the timing of the Company's dividends, if any, could pose particular risks for investors who seek regular scheduled dividend payments. See "***Risk Factors***" starting on page ___ for more information regarding the risks associated with an investment in our Securities.

***Conversion***

Each share of Class B common stock is convertible into one share of Class A common stock.

***Voting and Control***

Each holder of a Security is entitled to one vote for each share held of record on the books of the Company. Although no shares of our Class B common stock are being sold in this Offering, you should be aware that a holder of our Class B common stock is entitled to ten (10) votes for each share held by such holder of record.

***Anti-Dilution Rights***

The Securities do not have pricing based on anti-dilution rights and any issuance of additional Securities, ***which issuances the Board may approve and conduct without notice or approval from the existing shareholders***, will result in the dilution of the ownership percentages of the Company of such shareholders, unless such shareholders purchase or otherwise acquire the newly issued Securities.

***Restrictions on Transfer***

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

***Other Material Terms***

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

## COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

**Stock, Warrants and Other Compensation**

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering.

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**TAX MATTERS**

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.**

**EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**

**LEGAL MATTERS**

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

**DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION**

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

**ADDITIONAL INFORMATION**

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

**Tropical Racing, Inc.**

/s/ Troy Levy
_____
(Signature)

_____
Troy Levy

_____
President and Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Troy Levy
_____
(Signature)

_____
Troy Levy

_____
President, Chief Executive Officer and Director

_____
February , 2021

/s/ Sunny Sharma
_____
(Signature)

_____
Sunny Sharma

_____
Interim Chief Financial Officer

_____
February , 2021

/s/ Ronald Kapphahn
(Signature)

Ronald Kapphahn

Director

February , 2021

***Instructions.***

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBIT A**

*Financial Statements*



**TROPICAL RACING, INC.**

**AND SUBSIDIARIES**

Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

**TABLE OF CONTENTS**

**TROPICAL RACING INC. AND SUBSIDIARIES**



We speak business
FRIEDMAN CPA GROUP
1776 N. Pine Island Road, Suite 314 • Plantation, FL 33322
954.315.7100 • 954.315.7101 fax • FriedmanCPAGroup.com
A member of Nexia International

**INDEPENDENT AUDITORS' REPORT**

Board of Directors
Tropical Racing Inc.

We have audited the consolidated financial statements of Tropical Racing Inc. and Subsidiaries ("the Company") which comprise the consolidated balance sheets as of December 31, 2019 and 2018, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the years then ended and the related notes to the consolidated financial statements.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

**Auditors' Responsibility**

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Emphasis-of-Matter**

*Substantial Doubt about the Company's Ability to Continue as a Going Concern*

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

*Subsequent Event*

As discussed in Note 12, In March 2020, the World Health Organization declared the coronavirus disease (COVID-19) a global pandemic. This highly contagious disease has spread worldwide affecting workforces, customers, economies and financial markets globally, potentially leading to an economic downturn. It has also disrupted the normal operations of many businesses. As governments and private sectors respond to this evolving threat, their actions and restrictions they have or may impose, could further adversely impact business operations.

Should any of these potential impacts continue for an extended period of time, the impact on the company could have a material adverse effect on its operations.  As these are subsequent events, these consolidated financial statements do not reflect such impact.

*Friedman CPA Group*

**Friedman CPA Group**
**Certified Public Accountants**

December 23, 2020
Plantation, Florida

**TROPICAL RACING INC. AND SUBSIDIARIES**
**CONSOLIDATED BALANCE SHEETS**
**AS OF DECEMBER 31, 2019 AND 2018**

|  | 2019 | 2018 |
|---|---|---|
| **ASSETS** | | |
| **Current assets:** | | |
| Cash and cash equivalents | $ 94,901 | $ 90,410 |
| Accounts receivable | - | 84 |
| Total current assets | 94,901 | 90,494 |
| | | |
| Property and equipment | 116,620 | 4,687 |
| Racehorses | 162,041 | 144,707 |
| Operating lease right-of-use assets | - | 56,466 |
| Finance lease right-of-use assets | 2,928,246 | - |
| Other assets | - | 2,650 |
| Total assets | $ 3,301,808 | $ 299,004 |
| | | |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current Liabilities:** | | |
| Accounts payable and accrued liabilities | $ 121,554 | $ 39,295 |
| Current portion of notes payable | 13,029 | - |
| Current portion of operating lease liability | - | 26,518 |
| Current portion of finance lease liability | 98,727 | - |
| Total current liabilities | 233,310 | 65,813 |
| | | |
| Notes payable | 50,773 | - |
| Operating lease liability | - | 27,598 |
| Finance lease liability | 2,739,052 | - |
| Due to shareholder | 212,518 | 110,056 |
| Total liabilities | 3,235,653 | 203,467 |
| | | |
| **Shareholders' Equity** | | |
| Common stock and paid-in capital | 3,401,737 | 1,755,744 |
| Retained deficit | (3,335,582) | (1,704,830) |
| Non-controlling interests | - | 44,623 |
| Total shareholders' equity | 66,155 | 95,537 |
| Total liabilities and shareholders' equity | $ 3,301,808 | $ 299,004 |

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT.

**TROPICAL RACING INC. AND SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF OPERATIONS**
**FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018**

|  | 2019 | 2018 |
|---|---|---|
| REVENUES |  |  |
| Purse winnings | $ 76,625 | $ 89,889 |
| Syndication fees | 13,542 | 36,907 |
| Total revenues | 90,167 | 126,796 |
|  |  |  |
| EXPENSES |  |  |
| Racehorses | 632,584 | 505,924 |
| Professional fees | 425,163 | 295,929 |
| Salaries and benefits | 175,232 | 170,667 |
| Ranch | 116,768 | 78,831 |
| Marketing and promotions | 72,206 | 72,851 |
| Depreciation | 86,972 | 35,131 |
| Interest | 79,923 | - |
| Travel and entertainment | 55,071 | 32,231 |
| General and administrative | 40,265 | 28,966 |
| Amortization of ROU asset - finance lease | 32,676 | - |
| Vehicles | 6,368 | 10,764 |
| Total expenses | 1,723,228 | 1,231,294 |
|  |  |  |
| Operating loss | (1,633,061) | (1,104,498) |
|  |  |  |
| Gain (loss) on sale of racehorses | 2,745 | (23,027) |
| Other income (loss) | (5,551) | 2,501 |
| Loss before income taxes | (1,635,867) | (1,125,024) |
| Income taxes | - | - |
| Net loss | (1,635,867) | (1,125,024) |
| Less: Net income (loss) attributable to non-controlling interests | (5,115) | 2,976 |
| Net loss attributable to Tropical Racing, Inc. | $ (1,630,752) | $ (1,128,000) |

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT.

**TROPICAL RACING INC. AND SUBSIDIARIES**
**CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY**
**FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018**

|  | 2019 | 2018 |
|---|---:|---:|
| Common stock |  |  |
| Balance, beginning of year | $ 4,156 | $ 78 |
| Common stock issued | 174 | 4,078 |
| Balance, end of year | 4,330 | 4,156 |
|  |  |  |
| Paid-in capital |  |  |
| Balance, beginning of year | 1,751,588 | 695,971 |
| Common stock issued | 1,606,311 | 1,055,617 |
| Derecognition of non-controlling interests | 39,508 | - |
| Balance, end of year | 3,397,407 | 1,751,588 |
|  |  |  |
| Retained deficit |  |  |
| Balance, beginning of year | (1,704,830) | (576,830) |
| Net loss | (1,630,752) | (1,128,000) |
| Balance, end of year | (3,335,582) | (1,704,830) |
|  |  |  |
| Non-controlling interests |  |  |
| Balance, beginning of year | 44,623 | 13,397 |
| Contributions | - | 28,250 |
| Net income (loss) | (5,115) | 2,976 |
| Derecognition of non-controlling interests | (39,508) | - |
| Balance, end of year | - | 44,623 |
|  |  |  |
| Total shareholders' equity | $ 66,155 | $ 95,537 |

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT.

**TROPICAL RACING INC. AND SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**
**FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018**

|  | | 2019 | | 2018 |
|---|---|---|---|---|
| OPERATING ACTIVITIES | | | | |
| Net loss | $ | (1,635,867) | $ | (1,125,024) |
| Adjustments to reconcile net loss to net cash used in operations: | | | | |
| Depreciation and amortization | | 119,648 | | 35,131 |
| (Gain) loss on disposal | | (2,745) | | 23,027 |
| Other | | 5,000 | | (5,000) |
| Changes in operating assets and liabilities: | | | | |
| Accounts receivable | | 84 | | (84) |
| Accounts payable and accrued liabilities | | 82,259 | | 20,508 |
| Net cash used in operations | | (1,431,621) | | (1,051,442) |
| | | | | |
| FINANCING ACTIVITIES | | | | |
| Proceeds from issuance of debt | | 63,802 | | - |
| Proceeds from shareholder loans | | 102,462 | | 105,056 |
| Payments of principal on finance lease liabilities | | (123,143) | | - |
| Contributions related to non-controlling interests | | - | | 28,250 |
| Issuance of common stock | | 1,606,485 | | 1,059,695 |
| Net cash provided by financing activities | | 1,649,606 | | 1,193,001 |
| | | | | |
| INVESTING ACTIVITIES | | | | |
| Purchases of property and equipment | | (118,698) | | (3,314) |
| Purchases of racehorses | | (160,179) | | (177,873) |
| Proceeds from sales of racehorses | | 65,383 | | 37,957 |
| Net cash used in investing activities | | (213,494) | | (143,230) |
| | | | | |
| Net increase (decrease) in cash and cash equivalents | | 4,491 | | (1,671) |
| | | | | |
| Cash and cash equivalents, beginning of year | | 90,410 | | 92,081 |
| | | | | |
| Cash and cash equivalents, end of year | $ | 94,901 | $ | 90,410 |

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT.

**TROPICAL RACING INC. AND SUBSIDIARIES**
**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS**
**FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018**

**NOTE 1 - NATURE OF OPERATIONS**

**Description of Organization and Business Operations**

Tropical Racing, Inc. (the "Company") was incorporated on March 31, 2017 in the State of Florida. The Company was authorized to do business in Kentucky on February 19, 2019. The Company is a horseracing-based group ownership business that breeds and syndicates thoroughbred racehorses.  The Company has five subsidiaries:

1.  **Tropical Racing, LLC ("TR LLC")** – TR LLC is a limited liability company organized under the laws of the State of Florida on July 6, 2017.TR LLC's registered office is in the State of Florida. TR LLC was formed to acquire, maintain, train, and develop the thoroughbred racehorses for racing and to race, manage, lease, or dispose of the horses. The Company owned 80.0% of TR LLC as of December 31, 2018. On September 27, 2019, TR LLC was formally dissolved.

2.  **Tropical Racing TRG2, LLC ("TRG2")** – TRG2 is a limited liability company organized under the State of Florida on July 6, 2017. TRG2's registered office is in the State of Florida. TRG2 was formed to acquire, maintain, train, and develop the thoroughbred racehorses for racing and to race, manage, lease, or dispose of the horses. The Company owned 57.5% of TRG2 as of December 31, 2018. On September 27, 2019, TRG2 was formally dissolved.

3.  **Tropical Racing TRG3, LLC ("TRG3")** – TRG3 is a limited liability company organized under the State of Florida on July 6, 2017. TRG3's registered office is in the State of Florida. TRG3 was formed to acquire, maintain, train, and develop the thoroughbred racehorses for racing and to race, manage, lease, or dispose of the horses. The Company owned 95.0% of TRG3 as of December 31, 2018. On September 27, 2019, TRG3 was formally dissolved.

4.  **Tropical Redtide LLC ("TR Redtide")** TR Redtide is a limited liability company organized under the State of Florida on February 22, 2018. TR Redtide's registered office is in the State of Florida. TR Redtide was formed to acquire, maintain, train, and develop the thoroughbred racehorses for racing and to race, manage, lease, or dispose of the horses. The Company owned 67.5% of TR Redtide as of December 31, 2018. On September 27, 2019, TR Redtide was formally dissolved.

5.  **Circle 8 Ranch Corp. ("Circle 8")** – Circle 8 is a corporation organized under the State of Florida on February 28, 2019. Circle 8 was formed to manage racing activities of the Company's horses. The entity is wholly owned by the Company.

---

7

**Going Concern**

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since its inception and has sustained a net loss of $ 1,635,867 and $ 1,125,024 for the years ended December 31, 2019 and 2018, respectively.

The Company has financed its business activities through capital contributions from investors since inception and expects to continue to have access to ample capital financing going forward, however, no assurances can be made regarding the Company's ability to do so.

The financial statements have been prepared on a going concern basis which contemplates the realization of assets and settlement of liabilities in the normal course of business. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

**NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

The significant accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

**Basis of Presentation**

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the period presented have been included.

**Basis of Consolidation**

The consolidated financial statements reflect the Company's activities along with its five subsidiaries outlined in Note 1. The Company eliminates all material intercompany transactions and balances from its financial statements.

**Cash and Cash Equivalents**

Cash and cash equivalents consist of cash deposits held with banks, and other highly liquid short-term interest-bearing securities with maturities at the date of purchase of three months or less. From time to time, the Company maintains balances with financial institutions in excess of federally insured limits.

**Property and Equipment**

Property and equipment are stated at cost less accumulated depreciation and amortization. Significant expenditures, which extend the useful lives of assets, are capitalized. The residual values and useful lives of property and equipment are reviewed by management, and adjusted as appropriate, at each balance sheet date.

The Company reviews the carrying value of thoroughbred assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. The factors considered by management in performing this assessment include current operating results, trends and prospects, the use of the property, and the effects of health, demand, competition, and other economic factors.

The estimated useful lives of the class of assets for the current and comparative periods are as follows:

| Classification | Useful live |
| --- | --- |
| Vehicles | 5 years |
| Equipment | 7 years |

**Racehorses**

Racehorses are recorded at cost. The cost of the thoroughbred racehorses includes the purchase price, sourcing fees and brokerage fees. Thoroughbred racehorse assets are depreciated using the straight-line method over 36 months with no estimated salvage value. A racehorse is treated as placed in service upon its acquisition by the Company.

**Revenue Recognition**

The Company adopted Topic 606 on January 1, 2018. Topic 606 requires an entity to perform a five-step assessment for each contract with customers which includes identifying the contract, identifying the performance obligations, determining the transaction price, allocating the transaction price, and recognizing revenue when the performance obligations are satisfied.

Purse winnings represent revenues earned from winning thoroughbred races, and syndication fees represent revenues earned for monthly maintenance fees of syndicated horses.

**Advertising**

Advertising costs are expensed as they are incurred. These expenses totaled $ 35,019 and $ 33,308 for the years ended 2019 and 2018, respectively.

**Use of Estimates**

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from Company estimates.

**Risks and Uncertainties**

Operational risk – The ability of the Company to generate net earnings and become profitable is based, in part, on its ability to win races. Failure to execute on its strategy to hire experienced trainers and purchase quality horses could have a material adverse effect on the financial condition of the Company.

Concentration risk – The Company's main sources of income are purse winnings and syndication fees. If the market for horse racing declines, the Company may be unable to return positive results or attract additional sources of capital to continue its operations.

COVID 19 risk – The ongoing COVID-19 pandemic has caused a broad impact globally. While the potential economic impact brought by, and the duration of, COVID-19 may be difficult to access or predict, the pandemic and any resulting recession or economic slowdown could reduce the Company's ability to generate net income.

**Recent Accounting Pronouncements**

The Financial Accounting Standards Board ("FASB") issues updates to amend the authoritative literature in ASC. There have been several updates to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable or (iv) are not expected to have a significant impact on the financial statements, except those disclosed below.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 606—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The Company adopted Topic 606 on January 1, 2018.

---

In February 2016, the FASB issued ASU 2016-02 (Topic 842) "Leases." Topic 842 supersedes the lease requirements in ASC Topic 840, "Leases." Under Topic 842, lessees are required to recognize assets and liabilities on the balance sheet for most leases and provide enhanced disclosures. Leases continue to be classified as either finance or operating. The Company adopted Topic 842 effective January 1, 2018.  Please see note 7 – Leases.

**NOTE 3 – REVENUE RECOGNITION**

*Disaggregation of Revenues*

In the following table, revenues are disaggregated by timing of satisfaction of performance obligations for the years ended December 31:

|  | 2019 | | 2018 |
|---|---|---|---|
| Performance obligations satisfied at a point in time | $ | 76,625 | $ | 126,796 |
| Performance obligations satisfied over time | | - | | - |
| Total Revenues | $ | 76,625 | $ | 126,796 |

Revenues from performance obligations satisfied at a point in time consist of purse winnings and syndication fees. The Company does not have revenues from performance obligations satisfied over time.

*Contract Balances*

As of December 31, 2019 and 2018, there were no contract assets or liabilities related to the timing of revenue transactions.

*Performance Obligations*

For purse winnings, the Company determined that there is one performance obligation and revenues are recognized at the point in time when the service has been delivered and the performance obligation has been met which is generally determined at the completion of each race.

For syndication fees, the Company determined that the contract is comprised of multiple performance obligations and revenues are recognized at a point in time based on the satisfaction of the performance obligations. The allocated transaction price is determined based on the stand-alone selling price of each service allocated to each performance obligation. The Company applies the practical expedient under ASC 606-10-55-18 which allows the Company to recognize revenues in an amount equal to which the Company has the right to invoice. As of December 31, 2019 and 2018, there were no material unsatisfied performance obligations related to syndication fees.

*Transition Effect*

The Company elected to utilize the full retrospective method. The transition effect of the standard had an immaterial impact on the Company based on the nature of its revenue contracts. Generally, no material adjustments were required to the consolidated financial statements to comply with Topic 606.

**NOTE 4 – INCOME TAXES**

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

In assessing its ability to realize its deferred tax assets, management considers whether it is more likely than not that some portion or all the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled projected future taxable income and tax planning strategies in making this assessment. Based upon this analysis, management determined that a full valuation allowance was required at each year-end.

Major components of deferred tax assets and liabilities consist of the following at December 31, 2019 and 2018:

|  | 2019 | 2018 |
|---|---|---|
| Unused net operating loss carryforward | $ 896,000 | $ 445,000 |
| Less: valuation allowance | (896,000) | (445,000) |
| Deferred tax asset, net | $ - | $ - |

For the years ended December 31, 2019 and 2018, the Company has no current income tax expense or benefit. Net operating losses expire at various times through 2037.

12

**NOTE 5 – RELATED PARTY TRANSACTIONS**

The Company engages Michelle Nihei Racing Stables LLC ("Nihei Stables") to provide training services. Ms. Nihei is the spouse of the Company's President.

The Company has incurred the following expenses for the years ended December 31, 2019 and 2018:

|  | 2019 | 2018 |
|---|---|---|
| Nihei Stables – training | $ 252,514 | $ 184,640 |

As of December 31, 2019, and 2018, the Company has no amounts payable to or receivable from any related party.

**NOTE 6 – LONG-TERM ASSETS**

Long-term assets consist of the following at December 31, 2019 and 2018 as follows:

|  | 2019 | 2018 |
|---|---|---|
| Racehorses: |  |  |
| Acquisition cost | $ 249,411 | $ 171,163 |
| Accumulated depreciation | (87,370) | (26,456) |
| Net book value | $ 162,041 | $ 144,707 |
|  |  |  |
| Property and Equipment: |  |  |
| Acquisition cost | $ 123,950 | $ 5,252 |
| Accumulated depreciation | (7,330) | (565) |
| Net book value | $ 116,620 | $ 4,687 |

Depreciation expense totaled $ 86,972 and $ 35,131 for the years ended December 31, 2019 and 2018, respectively.

**NOTE 7 – LEASES**

The Company maintained an operating lease for corporate offices and maintains a finance lease for use of their ranch. The Company is the lessee in a lease contract when it obtains the right to control the asset. Right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments arising from the lease, both of which are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. Leases with a lease term of 12 months or less at inception are not recorded on the consolidated balance sheets and are expensed on a straight-line basis over the lease term in the consolidated statements of operations.

13

The Company determines the lease term by assuming the exercise of renewal options that are reasonably certain. As most of the Company's leases do not provide an implicit interest rate, the Company uses local incremental borrowing rates based on the information available at the commencement date in determining the present value of future payments. When the Company's contracts contain lease and non-lease components, it accounts for both components as a single lease component.

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use assets, other current liabilities, and operating lease liabilities in the Company's consolidated balance sheets. Finance leases are included in property and equipment, and other long-term liabilities in its consolidated balance sheets.

Components and supplemental information for the years ended December 31, 2019 and 2018 are as follows:

|  | 2019 | 2018 |
|---|---|---|
| Components of lease expense: | | |
| Operating lease cost | $ 21,150 | $ 25,850 |
| | | |
| Finance lease cost | | |
| Amortization of right-of-use assets | $ 32,676 | $ - |
| Interest on lease liabilities | $ 75,857 | $ - |
| | | |
| Supplemental cash flow information relating to leases: | | |
| Cash paid for amounts included in the measurement of lease liabilities: | | |
| Operating cash flows from operating leases | $ 21,150 | $ 25,850 |
| Operating cash flows from finance leases | $ 75,857 | $ - |
| Financing cash flows from finance leases | $ 123,143 | $ - |
| | | |
| Right-of-use assets obtained in exchange for lease obligations: | | |
| Operating leases | $ - | $ 80,120 |
| Finance leases | $ 2,960,922 | $ - |
| | | |
| Remaining lease terms: | | |
| Operating leases | | 2 years |
| Finance leases | 27 months | |
| | | |
| Weighted average discount rate: | | |
| Operating leases | | 4% |
| Finance leases | 4% | |

14

Maturities of liabilities:

| For the years ending December 31, | Operating Leases | | Finance Leases | |
|---|---|---|---|---|
| 2020 | $ | - | $ | 209,500 |
| 2021 | | - | | 202,000 |
| 2022 | | - | | 2,670,500 |
| 2023 | | - | | - |
| 2024 | | - | | - |
| Total lease payments | | - | | 3,082,000 |
| Less imputed interest | | - | | (242,201) |
| Total | $ | - | $ | 2,837,799 |

**NOTE 8 – NOTES PAYABLE**

Notes payable consist of the following at December 31, 2019 and 2018:

| | 2019 | | 2018 | |
|---|---|---|---|---|
| Note payable to Kubota Credit Corp secured by a vehicle due in monthly installments of $231 including interest of 0% | $ | 9,123 | $ | - |
| Note payable to Marlin Bank secured by equipment due in monthly installments of $222 including interest of 18.32% | | 4,167 | | - |
| Note payable to SE Toyota secured by a vehicle due in monthly installments of $918 including interest of 5.5%, personally guaranteed by the Company's President | | 50,512 | | - |
| | | 63,802 | | - |
| Less current maturities | | 13,029 | | - |
| Total long-term maturities | $ | 50,773 | $ | - |

Principal payments on notes payables for the subsequent five years from the balance sheet date are as follows:

| | | |
|---|---|---|
| 2020 | $ | 13,029 |
| 2021 | | 15,797 |
| 2022 | | 14,362 |
| 2023 | | 12,031 |
| 2024 | | 8,583 |
| Total | $ | 63,802 |

Interest expense related to notes payable for the years ended December 31, 2019 and 2018 amounted to $ 4,066 and $ 0, respectively.

15

**NOTE 9 – DUE TO SHAREHOLDER**

The amounts due to shareholder are owed to the Company's President. These represent unpaid salary and non-interest-bearing loans. The loans are considered long-term and classified accordingly. The balances at December 31, 2019 and 2018 were $ 212,518 and $ 110,056, respectively.

**NOTE 10 – SHARES OF STOCK**

The Company is authorized to issue 250,000,000 shares (par value of $ 0.0001) which consists of 200,000,000 Class A common shares, 25,000,000 Class B common shares and 25,000,000 shares of preferred stock. The shares are issued to both accredited investors under Regulation D and sophisticated investors with access to information through a subscription agreement.

The balances at December 31, 2019 and 2018 as follows:

Class A common shares:

| | 2019 | 2018 |
|---|---|---|
| Balance, beginning of year | 41,554,593 | 775,700 |
| Issued | 1,774,200 | 40,778,893 |
| Repurchased | - | - |
| Balance, end of year | 43,298,793 | 41,554,593 |
| Average shares outstanding | 42,426,693 | 21,165,147 |
| Earnings (loss) per share | $ (0.04) | $ (0.05) |

There were 10,000,000 Class B common shares issued to the Company's President and no preferred shares issued and outstanding at December 31, 2019 and 2018.

**NOTE 11 – COMMITMENTS AND CONTINGENCIES**

Legal Matters - Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its management.

**NOTE 12 - SUBSEQUENT EVENTS**

Management has evaluated subsequent events through December 23, 2020, the date the financial statements were available for issuance. Based on this evaluation, other than the disclosure below, no additional material events were identified which require adjustment or disclosure in the financial statements.

In March 2020, the World Health Organization declared the coronavirus disease (COVID-19) a global pandemic. This highly contagious disease has spread worldwide affecting workforces, customers, economies and financial markets globally, potentially leading to an economic downturn. It has also disrupted the normal operations of many businesses. As governments and private sectors respond to this evolving threat, their actions and restrictions they have or may impose, could further adversely impact business operations.

During 2020, the Company funded operations primarily from a bridge offering of its Class A common shares. As of December 23, 2020, the Company received approximately $1,000,000 in gross proceeds from accredited investors in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended.

Additionally, during 2020, the Company obtained borrowings from the Small Business Administration ("SBA") under both the Paycheck Protection Program ("PPP") and the Economic Injury Disaster Loan ("EIDL") Program. The Company received $6,951 and $102,300, respectively.

**EXHIBIT B**

*Offering Page found on Intermediary's Portal.*

**EXHIBIT C**

*Form of Security*

Form of Subscription Agreement

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE " **SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

TROPICAL RACING, INC.

**(Crowdfunding Subscription Agreement)**

THIS CERTIFIES THAT in exchange for the payment by the party whose name appears on the signature line hereto (the "**Investor**") of the dollar amount which appears on the signature page hereto (the "**Purchase Amount**") on or about the date thereof, Tropical Racing, Inc., a Florida corporation (the "**Company**"), hereby issues to the Investor the number of shares of Common Stock (defined in Section 2 hereunder) of the Company set forth on the signature page hereof, subject to the terms set forth below.

1.  ***Closing*** The closing of the transaction(s) contemplated hereby will occur in accordance with the terms stated in the Company's offering statement on a Form C and its exhibits, as amended, as filed with the U.S. Securities and Exchange Commission ("**SEC**") in connection with the offer and sale of securities hereunder.

2.  ***Definitions***

    "**Common Stock**" means Class A common stock, par value $0.0001 per share, of the Company.

    "**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement on Form S-1 or similar form filed under the Securities Act.

    "**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

    "**Purchase Price Per Share**" means $2.25 per share of Common Stock.

    "**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

1

3. **_Company Representations_**

    a. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

    b. The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

    c. The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

    d. No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares issuable pursuant to this agreement.

    e. The Company has, or will shortly after the closing of the Regulation CF offering to which this agreement relates, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Common Stock.

    f. The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. **_Investor Representations_**

    a. The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

b.  The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

c.  The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Common Stock has not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

d.  The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

e.  The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f.  The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

g.  The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Common stock is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any share of Common Stock to a party subject to U.S. or other applicable sanctions.

h.  If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the shares of Common Stock will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Common Stock; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Common Stock. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Common Stock (and the Investor's beneficial interest therein).

i. If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

j. The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

k. The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*

a. The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

b. The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than five- percent (5%) of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

c. In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

d. Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

   i. There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

   ii. The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

e. The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

f. The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing the Common Stock, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

   THIS CERTIFICATE HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

a. Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Common Stock).

b.   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

c.   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

d.   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

e.   All rights and obligations hereunder will be governed by the laws of the State of Florida, without regard to the conflicts of law provisions of such jurisdiction.

f.   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be in the State of Florida located in Palm Beach County or Broward County. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties. Notwithstanding the foregoing or anything to the contrary, the Investor and the Company agree that no provisions under federal laws and regulations, including the Securities Exchange Act of 1933 and the Securities Exchange Act of 1934, as amended, respective to jurisdiction, venue and/or forum, shall be waived.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

**TROPICAL RACING, INC.**

By: _____
Name:    Troy Levy
Title:      CEO and President
Address:
Email:

**INVESTOR:**

By: _____
Name:    [Investor Name]
Title:      [If Applicable]
Address:
Email:
Phone #:

Number of shares and purchase price at $2.25 per share: _____